# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maase Inc., CIK 0001750264
CUSIP: G4453R115
Title of class of securities: Class A Ordinary Share, par value $0.09 per share
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Sichuan Province, China (F4), 610036
Date of event which requires filing of this statement: 08/27/2025
Filed by CIK 0002052175
Persons authorized to receive notices and communications: Equality Group Ltd., c/o Hongyu Wang ROOM 5031, 5/F, YAU LEE, CENTRE 45 HOI YUEN ROAD, KWUN TONG,, KOWLOON, Hong Kong (K3), 999077, 852-57874399

## Reporting persons
- Equality Group Ltd. (CIK 0002052175): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 1,112,224; shared voting power 0; sole dispositive power 1,112,224; shared dispositive power 0; aggregate amount beneficially owned 1,112,224 (0.5% of the class)
  Comment: Note to Row 7, 9, 11: Includes: (i) 1,112 Class A ordinary shares, par value $0.09 per share, of Maase Inc. (the "Issuer") held by Equality Group Ltd., and (ii) 1,111,112 Class B ordinary shares, par value $0.09 per share, of Issuer held by Equality Group Ltd.
  
  Note to Row 13: The percentage calculation is based on 221,811,850 ordinary shares, comprising of 215,145,182 Class A ordinary shares and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of August 27, 2025 according to records of the Issuer.
- Hongyu Wang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 1,112,224; shared voting power 0; sole dispositive power 1,112,224; shared dispositive power 0; aggregate amount beneficially owned 1,112,224 (0.5% of the class)
  Comment: Note to Row 7, 9, 11: Includes: (i) 1,112 Class A ordinary shares, par value $0.09 per share, of Maase Inc. (the "Issuer") held by Equality Group Ltd., and (ii) 1,111,112 Class B ordinary shares, par value $0.09 per share, of Issuer held by Equality Group Ltd. Equality Group Ltd. is wholly owned by Hongyu Wang.
  
  Note to Row 13: The percentage calculation is based on 221,811,850 ordinary shares, comprising of 215,145,182 Class A ordinary shares and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of August 27, 2025 according to records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.09 per share
Name of issuer: Maase Inc.
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Sichuan Province, China (F4), 610036

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Equality Group Ltd. ("Equality Group") and Hongyu Wang (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Equality Group is a limited liability company without any substantive operations. It is 100% owned by Hongyu Wang.
Residence or business address: The principal business and office address of Reporting Persons is Room 5031, 5/F, Yau Lee Centre 45 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong K3, 999077.
Present principal occupation or employment: Mr. Hongyu Wang's business address is located at Room 5031, 5/F, Yau Lee Centre, 45 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong K3, 999077. Mr. Hongyu Wang is the director of Equality Group.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Equality Group is an exempt company with limited liability incorporated under the laws of British Virgin Island. Hongyu Wang is a citizen of PRC.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 and Item 6 is hereby incorporated by reference into this Item 3.

On June 23, 2025, the Issuer effected a 1-for-90 reverse share split (the "Reverse Split"). Following the Reverse Split, every ninety (90) issued and authorized Class A and Class B ordinary shares of a par value of US$0.001 each were consolidated into one (1) Class A or Class B ordinary share, respectively, with a par value of US$0.09 per share.

On July 3, 2025, the Issuer entered into a definitive share purchase agreement (the "Share Purchase Agreement") for a private placement with certain investors. Pursuant to the Agreement, the investors have agreed to subscribe for, and the Issuer has agreed to issue and sell to the investors, (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.09 per share, at a purchase price of $2.08 per Class A ordinary share (the "Per Share Purchase Price") and (ii) warrants to purchase up to 20,000,000 additional Class A ordinary shares of the Issuer. The exercise price of the warrants is structured in two tranches: 50% of the warrants are exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250%. The issuance of 10,000,000 Class A ordinary shares has been completed on July 18, 2025.

On July 28, 2025, the Issuer entered into a transaction agreement (the "Transaction Agreement") with Carve Group Ltd (the "Target Company"), Golden Brighter Limited, WJ Management Company Limited and Union Chief Limited, the existing shareholders holding 100% equity securities of the Target Company (collectively the "Sellers"). Pursuant to the Transaction Agreement, the issuer agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 195,894,609 Class A ordinary shares of a par value of US$0.09 each of the issuer (the "Consideration Shares"), at a purchase price of US$1.5 per share of the Consideration Shares. The Consideration Shares of WJ Management Company Limited and Golden Brighter Limited have a lock- up period of five years. The issuance of the Consideration Shares ("Issuance") has been completed on August 27, 2025.

Following the Reverse Split and the aforementioned issuance, Equality Group beneficially owns 1,112 Class A ordinary shares and 1,111,112 Class B ordinary shares of the issuer, representing 0.50% of the total issued and outstanding ordinary shares, and 12.60% of the aggregate voting power, of the Issuer.

The Share Purchase Agreement has been filed by the Issuer with the SEC as Exhibit 10.1 to Form 6-K on July 3, 2025. The Transaction Agreement has been filed by the Issuer with the SEC as Exhibit 10.1 to Form 6-K on July 29, 2025

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, conditions in the securities markets, and general economic and industry conditions.

Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 1,112,224 ordinary shares, comprising of 1,112 Class A ordinary shares and 1,111,112 Class B ordinary shares of the issuer directly held by Equality Group Ltd. which is 100% owned by Hongyu Wang. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Hongyu Wang may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Equality Group Ltd. The Reporting Persons' aggregate percentage of beneficial ownership is 0.50%, representing 12.60% of the voting power of the Issuer. Percentage of beneficial ownership of Reporting Persons is based on 221,811,850 ordinary shares, comprising of 215,145,182 Class A ordinary shares and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of August 27, 2025 according to records of the Issuer. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole voting and dispositive power over the ordinary shares of reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the director and officer of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except for the agreement described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer that they beneficially own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated September 23, 2025 by and between the Reporting Persons

Exhibit 2: List of directors and executive officers of Equality Group Ltd. (filed herewith)

Exhibit 3: Share Purchase Agreement dated as of July 3, 2025 (incorporation by reference to Exhibit 10.1 to the Form 6-K of the Issuer filed with the Commission on July 3, 2025)

Exhibit 4: Transaction Agreement dated as of July 28, 2025, entered by and made among Maase Inc., Golden Brighter Limited, WJ Management Company Limited, Union Chief Limited and Carve Group Ltd (incorporation by reference to Exhibit 10.1 to the Form 6-K of the Issuer filed with the Commission on July 29, 2025)

## Signatures
- Equality Group Ltd.: /s/ Hongyu Wang, Hongyu Wang/Director (09/23/2025)
- Hongyu Wang: /s/ Hongyu Wang, Hongyu Wang (09/23/2025)